LANCE SMITH

Founder & CEO | EZPeazy, Inc.

PROFESSIONAL SUMMARY

Dynamic entrepreneur, U.S. Marine Corps veteran, and licensed real estate broker with 25+ years of leadership across military operations, real estate, technology, and business development. Founder and CEO of EZPeazy, Inc., a reverse-auction service marketplace platform. FAA-certified drone operator with cybersecurity training and a strong track record of building and scaling businesses.

PROFESSIONAL EXPERIENCE

Founder & Chief Executive Officer

EZPeazy, Inc., Thornton, CO   2025 – Present

- Founded and built a reverse-auction service marketplace connecting clients with contractors across the US.
- Led full-stack platform development including AI-powered features, Stripe payments, and PWA/mobile apps.
- Designed B2B/HOA management portal, international franchise system, and youth entrepreneur program.
- Raised seed capital; managed investor relations, legal agreements, and WeFunder community round.
- Oversee product strategy, engineering, marketing, security, and business operations.

Owner/Operator

Aspen Creek Adventures LLC, Denver, CO   2020 – Present

- Oversee all business operations including customer service, fleet management, and safety compliance.
- Manage a fleet of RVs providing travel experiences across Colorado.

Associate Broker / Real Estate Agent / Realtor

Semper Buy Real Estate   2011 – Present

- Operate as an agent for clients buying, selling, or renting real property on a commission basis.
- Advise clients on market conditions; prepare CMAs and BPOs; negotiate contracts and closings.

Consultant

Aspen Creek Consulting LLC   2007 – Present

- Managed marketing materials installation for 30,000+ foreclosed houses nationwide.
- Conducted property inspections and managed foreclosures prior to resale.
- Real estate investment and consulting services.

Radio Dispatcher / 911 Operator

San Diego County Sheriff's Dept, San Diego, CA   2006 – 2007

- Received emergency 911 and non-emergency calls; dispatched Police, Fire, and Station deputies.
- Monitored surveillance systems and entered data into law enforcement computer systems.

Air Traffic Controller

United States Marine Corps, DOD   1996 – 2000

- Regulated air traffic within airport airspace and between airports.
- Communicated weather changes, visibility, wind conditions, and aircraft proximity to pilots.
- Provided landing/departure authorization and directed flight path changes.

EDUCATION & LICENSES

Associate's Degree — Computer Science & Cybersecurity   2023 – Present
Front Range Community College, Westminster, CO

FAA Part 107 Drone Operator's License   2017 – Present

Licensed Real Estate Broker — State of Colorado   2011 – Present

Bachelor's Degree — Communication   2002 – 2005
San Diego State University, San Diego, CA

Associate's Degree   2000 – 2002
San Diego City College, San Diego, CA

FAA Air Traffic Control School   1997 – 1998
Pensacola, FL

40 Credits — United States Marine Corps Institute   1998 – 2000

CERTIFICATIONS

- Assets, Threats, and Vulnerabilities — Google Career Certificates (Feb 2024)

- Connect and Protect: Networks and Network Security — Google Career Certificates (Dec 2023)

- Foundations of Cybersecurity — Google Career Certificates (Dec 2023)

- Play It Safe: Manage Security Risks — Google Career Certificates (Dec 2023)

- Put It to Work: Prepare for Cybersecurity Jobs — Google Career Certificates (Feb 2024)

TECHNICAL SKILLS & QUALIFICATIONS

- U.S. Marine Corps Veteran — Honorable Service (1996–2000)

- Platform Development: React, Node.js, PostgreSQL, Stripe, Twilio, AI/ML integrations

- Software: Excel, MS Word, Outlook, Adobe Photoshop, Illustrator, AutoCAD, Final Cut Pro, iMovie

- Real Estate: CMAs, BPOs, property management, investment analysis, foreclosure consulting

- Security: Cybersecurity risk management, network security, threat identification

- Strong leadership, communication, and rapid-learning abilities across public and private sectors